Exhibit 10.1

October 31, 2022	Steven J. Bandrowczak Chief Executive Officer Xerox Corporation 201 Merritt 7 Norwalk, CT 06851 Steven.bandrowczak@xerox.com tel 203.849.5545

John Bruno

Sarasota, Florida

On behalf of Xerox Corporation, I am pleased to offer you a position of President and Chief Operating Officer. This role will report to me, virtually in Florida.

Your starting salary for this position will be paid monthly at the annualized rate of $750,000.

You will be eligible to participate in the Management Incentive Plan (MIP) for the 2023 performance year at target level of 125% of salary with a payout range of 0 to 2 times target. This plan pays annually based upon the results of both Xerox and your own individual results, and the target award calculation is based on the individual’s actual base salary earnings during the plan period when the employee was a MIP-eligible participant.

You will be entitled to an annual grant with a target grant date value of $4,500,000 (the “2023 LTI Award”). You will be considered for an annual LTI grant in future calendar years, with any grants approved by the Compensation Committee as part of its annual review process. The 2023 LTI Award and any future LTI awards granted at the discretion of the Compensation Committee will be delivered during the annual cycle at the same time as all other plan participants. Details of the terms and conditions of any future LTI award will be provided to you upon grant.

You will be granted a one-time award of Restricted Stock Units (RSUs) with a value of $3,000,000 based on the closing price of Xerox common stock on the grant date. The award will be granted as soon as administratively practical after your start date. The award will vest 50% on the first anniversary of the grant and the remaining 50% will vest on the second anniversary of the grant. The terms and conditions of this award will be provided to you upon grant.

Since Xerox’s Total Pay philosophy recognizes that pay is more than just your salary, you will be eligible to participate in a comprehensive benefits package offered by the company. In addition, you will be eligible for financial planning assistance up to $10,000 every two years and eligible to accrue an annual vacation entitlement of 4 weeks, to be earned in accordance with the Xerox Vacation Policy.

You will also be eligible for a housing and mobility allowance of up to $15,000 per month. This is to cover estimated monthly expenses including rent, utilities, travel, and associated taxes. In conjunction with this allowance, a company-designated tax service provider will assist in preparing home and host Country/State income tax returns (as required). You are eligible for tax equalization of any income you receive from Xerox including salary, bonuses, stock awards and assignment allowances. Under tax equalization, you bear the same tax cost as you would have borne had you stayed in your Home State location. The Company will provide you with advances equal to any required payment of estimated or actual income taxes, but you are responsible for the correct and timely filing of all required income tax returns and payment of taxes due. Please note that tax equalization does not apply to your spouse’s income. If the tax return is filed jointly for you and your spouse/partner, the company-designated tax service provider will determine the tax liability of your spouse/partner based on the supporting documents provided. If the Company has funded any part of your spouse/partner’s tax liability, you will be required to reimburse the Company for such amount.

This role has a requirement to accumulate and maintain a target ownership level of three times your base salary in Xerox stock.

This role has been deemed eligible for severance benefits under the Officer Severance Program. The payment of any severance benefits will be subject to the terms of the program, including your execution of a general release of all claims.

This role has also been deemed eligible for change-in-control benefits that provides for certain payments in the event of involuntary termination not for cause following the occurrence of a change-in-control. The payment of any severance benefits will be subject to the terms of the change-in-control agreement, including your execution of a general release of all claims.

This offer will remain in effect up to 3 business days from the receipt of this offer letter and is contingent upon compliance with the pre-employment requirements, including successfully passing a drug screening test and a background check.

You will receive a separate email with instructions to go into our onboarding website where you will be presented with the option to accept or decline your offer. If you choose to accept the offer, the system will present several pre-employment tasks and forms, including the ESignature Disclosures and Consent, the Background Investigation Authorization form, the Background Investigation Disclosure form, and the Drug Screening Consent form. Please respond immediately to the items that are presented as completion of the tasks will progress you through the hiring process. The drug screening test must be completed within 3 days of your offer acceptance. Failure to do so may result in this offer being rescinded.

As a reminder, your username to login is: johngbruno@gmail.com and your password is the same one you have been using throughout the hiring process.

Assuming all contingencies are cleared, your start date is set for November 14, 2022.

Xerox respects, and expects you to honor, all of your obligations to your current and former employers. Should you accept this offer, Xerox directs you not to use or disclose any confidential or proprietary information of any former employer in the course of your duties to Xerox. If you accept the offer and begin work at Xerox, and at any time you feel you would need to use confidential information of a prior employer to perform your Xerox job duties, notify me. Your Xerox job duties will be revised appropriately.

We look forward to your acceptance of this offer; we believe that you will make significant contributions to the Corporation. If you have any questions, please feel free to contact me or the Staffing Administration office at xeroxstaffingadmincenter@xerox.com.

Sincerely,

Steven J. Bandrowczak

Should you choose to join Xerox, your employment is governed by the traditional legal principle of employment at will. This means that either you or Xerox can terminate the employment relationship at any time, for any reason, with or without cause, and with or without advance notice. This offer letter is not a contract of employment and does not guarantee future employment for any fixed duration. To meet its business needs in changing conditions, Xerox reserves the right to unilaterally change or terminate any of its benefit programs subject to applicable law.